UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Xerium Technologies, Inc.

File No. 5-82597 - CF#32643

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AS Investors, LLC, American Securities Partners V, L.P., American Securities Partners V(B), L.P., American Securities Partners V(C), L.P., American Securities Associates V, LLC, and American Securities, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit 2 to a Schedule 13D amendment filed on June 12, 2015.

Based on representations by AS Investors, LLC, American Securities Partners V, L.P., American Securities Partners V(B), L.P., American Securities Partners V(C), L.P., American Securities Associates V, LLC, and American Securities, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2   through September 26, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary